

June 24, 2013

<u>Via E-mail</u>
Lung Lai Tan, Chief Executive Officer
Asia Travel Corporation
Unit 1202, Level 12, One Peking,
1 Peking Road, Tsim Sha Tsui
Kowloon, Hong Kong

> **Re:** **Asia Travel Corporation (f/k/a Realgold International, Inc.)**
> **Amendment No. 1 to Form 8-K**
> **Filed January 28, 2013**
> **File No. 000-21909**

Dear Mr. Tan:

We issued comments to you on the above captioned filing on February 28, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 8, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 if you have any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc. Bin Zhou, Esq. (*via e-mail*)